Peoples Bancorp Inc.

138 Putnam Street

Marietta, Ohio 45750

May 27, 2021

VIA EDGAR

David Lin

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Peoples Bancorp Inc.

Registration Statement on Form S-4, As Amended on May 28, 2021

File No. 333-256040

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Peoples Bancorp Inc., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 3:00 p.m., Eastern time, on June 1, 2021, or as soon thereafter as practicable.

Please contact Christian Gonzalez, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (614) 628-6921 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Gonzalez when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,
Peoples Bancorp Inc.
By:	/s/ M. Ryan Kirkham
Name:	M. Ryan Kirkham
Title:	Executive Vice President, General Counsel